FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Senior Vice President and Associate General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

April 27, 2016

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-209070 (“B and C Class Filing”); 333-209071 (“I Class Filing”); 811-22726

Dear Ms. Skeens:

Thank you for your comments on April 27, 2016 regarding the Tandy Representation on our March 22, 2016 response to your comments for the above-referenced file numbers.  Below please find our corrected response to the Tandy Representation.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:                        Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert comments of the Staff of the Commission or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your comments.  We hope the information provided above is responsive.  Please let us know if you have any additional comments or questions.

Kind Regards,

/s/ Sarah M. Patterson
Sarah M. Patterson
Senior Vice President and Associate General Counsel